UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

15 June 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

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Explanatory note

This report of Form 6-K contains

Postkantoren B.V. and TNT Logistics sign contract, 14 June 2005

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14 June 2005

Postkantoren B.V. and TNT Logistics sign contract

Postkantoren B.V. and TNT Benelux & Multi Country Logistics have signed a new contract. Spearhead of the contract is the consolidation of various product flows at the TNT site in Maarssen, the Netherlands.

Postkantoren B.V. is a joint venture between TNT N.V. and ING N.V. The company owns the Bruna chain of stores. Postkantoren has 800 sites in the Netherlands, 500 of which are franchised postal agents and 300 self-owned. Consumers are offered a wide range of products, from cinema vouchers, moped licences and lottery tickets to fishing permits and bus and tram cards. Postkantoren last year decided to assign these products to three main logistics flows. Postkantoren Logistics Manager Reinoud van der Baan: "We have three categories: standard logistics, secure logistics and correspondence logistics. TNT Logistics Benelux is now responsible for the entire standard logistics operation." Wichert van Dijk, Sales Operations Manager at Postkantoren adds, "This includes leaflets, forms and in-store products".

Consolidation

The standard logistics flow can be further divided into Postbank products, TPG Post products and products from other Postkantoren business partners. This is the logistics flow taken on by the TNT site in Maarssen. Onno Meij, Managing Director of TNT Benelux & Multi Country Logistics: "The products are recorded and managed per owner. The customer can place all its orders in a single transaction and the IT systems ensure that each owner is charged accordingly. This places high demands on IT support, but also generates cost savings."

Responding to change

Postkantoren and TNT Logistics Benelux already had a contract. The new policy based on three flows prompted Postkantoren to put out a tender, in which ten companies participated. Quality and experience were the decisive factors for Postkantoren when it once again chose TNT Logistics Benelux to handle its standard logistics.

About TNT Logistics

TNT Logistics Benelux is a business unit of TNT Logistics, a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. Through its freight forwarding unit it provides air and sea freight services within an international network. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, consumer goods, utilities & telecom and publishing & media.

TNT Logistics employs appr. 40,000 people, who are operating in 40 countries, managing over 8.5 million square metres of warehouse space. In 2004, TNT Logistics reported sales of €4.081 billion. The TNT Logistics web site address is: www.tntlogistics.com. TNT Logistics is a division of TNT N.V. The TNT group web site is: www.tnt.com/group.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 15 June 2005